

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Via E-mail
Mr. Jeff Baisley
Chief Financial Officer
Graham Capital Management L.P.
40 Highland Avenue
Rowayton, CT 06853

**Re: Graham Alternative Investment Fund I LLC and Graham Alternative
Investment Fund II LLC (the "Registrants")
Form 10-K for the fiscal year ended December 31, 2011 for the Registrants
Filed March 30, 2012 for each of the Registrants
File Nos. 0-53965 and 0-53967, respectively**

Dear Mr. Baisley:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the Registrants or the filings and the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert F. Telewicz Jr.

                    Robert F. Telewicz, Jr.
                    Senior Staff Accountant